CalAtlantic Group, Inc.

15360 Barrance Parkway

Irvine, California 92618

October 28, 2015

VIA EDGAR

Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Re:	CalAtlantic Group, Inc.
Post-Effective Amendment No. 3 on Form S-3 to Form S-4
Filed October 23, 2015
File No. 333-205452

Dear Mr. Ingram:

On behalf of CalAtlantic Group, Inc. (the “Company”), I am submitting this letter in response to the comment received from the staff of the Securities and Exchange Commission (the “Commission” and the “Staff”) in a letter dated October 27, 2015 (the “Comment Letter”) with respect to the filing referenced above (the “Form S-3”). We have reviewed the Comment Letter and our response is set forth below. For your convenience, the heading and paragraph number in our letter correspond to the heading and paragraph number in the Comment Letter.

Exhibit 5.2

1.	Please have counsel revise the legal opinion to address whether or not the Rights are binding obligations. Please refer to Sections II.B.1.f and II.B.1.g of Staff Legal Bulletin 19.

Response

In response to your comment, we are filing a revised opinion at Exhibit 5.2 that addresses that the Rights will be binding obligations.

Jay Ingram

United States Securities and Exchange Commission

October 28, 2015

If you have any questions regarding our response, please contact me at (949) 789-1600.

Sincerely,

/s/ John P. Babel, Esq.

John P. Babel, Esq.

Senior Vice President, General Counsel & Secretary

CalAtlantic Group, Inc.